                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934



                                AutoNation, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    05329W102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 16, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 05329W102                                                 Page 2 of 10
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      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       ESL Partners, L.P., a Delaware limited partnership 22-2875193
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER
       NUMBER OF
        SHARES                             40,819,475
                       ---------------------------------------------------------
     BENEFICIALLY          8      SHARED VOTING POWER
       OWNED BY
                                           0
         EACH          ---------------------------------------------------------
      REPORTING            9      SOLE DISPOSITIVE POWER

        PERSON                             40,819,475
         WITH          ---------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
          11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          76,738,300
--------------------------------------------------------------------------------
          12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                            [ ]

                          N/A
--------------------------------------------------------------------------------
          13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          23.61%(1)
--------------------------------------------------------------------------------
          14       TYPE OF REPORTING PERSON

                          PN
--------------------------------------------------------------------------------

 (1) Based on a total of 324,967,303 Shares outstanding on October 26, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

CUSIP No. 05329W102                                                 Page 3 of 10
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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      ESL Limited, a Bermuda corporation
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                      WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]

                      N/A
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Bermuda
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
       NUMBER OF
        SHARES                          7,922,202
                    ------------------------------------------------------------
     BENEFICIALLY       8      SHARED VOTING POWER
       OWNED BY
                                        0
         EACH       ------------------------------------------------------------
       REPORTING        9      SOLE DISPOSITIVE POWER

        PERSON                          7,922,202
         WITH       ------------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
          11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            76,738,300
--------------------------------------------------------------------------------
          12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                           [ ]

                            N/A
--------------------------------------------------------------------------------
          13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            23.61%(1)
--------------------------------------------------------------------------------
          14        TYPE OF REPORTING PERSON

                            CO
--------------------------------------------------------------------------------

 (1) Based on a total of 324,967,303 Shares outstanding on October 26, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

CUSIP No. 05329W102                                                 Page 4 of 10
--------------------------------------------------------------------------------
      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      ESL Institutional Partners, L.P., a Delaware limited
                        partnership 06-1456821
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3      SEC USE ONLY


--------------------------------------------------------------------------------
      4      SOURCE OF FUNDS

                        WC
--------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]

                        N/A
--------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
--------------------------------------------------------------------------------
       NUMBER OF        7      SOLE VOTING POWER
        SHARES
                                        1,443,026
                    ---------------------------------------------------------
     BENEFICIALLY       8      SHARED VOTING POWER
       OWNED BY
                                        0
                    ---------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
      REPORTING
                                        1,443,026
                    ---------------------------------------------------------
        PERSON          10     SHARED DISPOSITIVE POWER
         WITH
                                        0
--------------------------------------------------------------------------------
          11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        76,738,300
--------------------------------------------------------------------------------
          12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES                                                     [ ]

                        N/A
--------------------------------------------------------------------------------
          13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        23.61%(1)
--------------------------------------------------------------------------------
          14      TYPE OF REPORTING PERSON

                        PN
--------------------------------------------------------------------------------

 (1) Based on a total of 324,967,303 Shares outstanding on October 26, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

CUSIP No.  05329W102                                                Page 5 of 10
--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        ESL Investors, L.L.C., a Delaware limited liability
                          company 13-4095958
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY


--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS

                        WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                         [ ]

                        N/A
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
--------------------------------------------------------------------------------
        NUMBER OF      7      SOLE VOTING POWER
         SHARES
                                        9,553,597
                    ------------------------------------------------------------
      BENEFICIALLY      8      SHARED VOTING POWER
        OWNED BY
                                        0
                    ------------------------------------------------------------
          EACH          9      SOLE DISPOSITIVE POWER
        REPORTING
                                        9,553,597
                    ------------------------------------------------------------
         PERSON         10     SHARED DISPOSITIVE POWER
          WITH
                                        0
--------------------------------------------------------------------------------
          11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        76,738,300
--------------------------------------------------------------------------------
          12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES                                                     [ ]

                        N/A
--------------------------------------------------------------------------------
          13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        23.61%(1)
--------------------------------------------------------------------------------
          14      TYPE OF REPORTING PERSON

                        LLC
--------------------------------------------------------------------------------

 (1) Based on a total of 324,967,303 Shares outstanding on October 26, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

CUSIP No.  05329W102                                                Page 6 of 10
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      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Courtesy Partners, L.P., a Delaware limited partnership 06-1633842
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY


--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS

                        WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                         [ ]

                        N/A
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
--------------------------------------------------------------------------------
        NUMBER OF      7      SOLE VOTING POWER
         SHARES
                                        8,000,000
                    ------------------------------------------------------------
      BENEFICIALLY      8      SHARED VOTING POWER
        OWNED BY
                                        0
                    ------------------------------------------------------------
          EACH          9      SOLE DISPOSITIVE POWER
        REPORTING
                                        8,000,000
                    ------------------------------------------------------------
         PERSON         10     SHARED DISPOSITIVE POWER
          WITH
                                        0
--------------------------------------------------------------------------------
          11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        76,738,300
--------------------------------------------------------------------------------
          12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES                                                     [ ]

                        N/A
--------------------------------------------------------------------------------
          13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        23.61%(1)
--------------------------------------------------------------------------------
          14      TYPE OF REPORTING PERSON

                        LLC
--------------------------------------------------------------------------------

 (1) Based on a total of 324,967,303 Shares outstanding on October 26, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

CUSIP No.  05329W102                                                Page 7 of 10
--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       CBL Partners, L.P., a Delaware limited partnership 06-1526810
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY


--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS

                        WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                         [ ]

                        N/A
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
--------------------------------------------------------------------------------
        NUMBER OF      7      SOLE VOTING POWER
         SHARES
                                        9,000,000
                    ------------------------------------------------------------
      BENEFICIALLY      8      SHARED VOTING POWER
        OWNED BY
                                        0
                    ------------------------------------------------------------
          EACH          9      SOLE DISPOSITIVE POWER
        REPORTING
                                        9,000,000
                    ------------------------------------------------------------
         PERSON         10     SHARED DISPOSITIVE POWER
          WITH
                                        0
--------------------------------------------------------------------------------
          11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        76,738,300
--------------------------------------------------------------------------------
          12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES                                                     [ ]

                        N/A
--------------------------------------------------------------------------------
          13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        23.61%(1)
--------------------------------------------------------------------------------
          14      TYPE OF REPORTING PERSON

                        PN
--------------------------------------------------------------------------------

 (1) Based on a total of 324,967,303 Shares outstanding on October 26, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

CUSIP No.  05329W102                                               Page 8 of 11
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         This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed by ESL Partners, L.P., a Delaware limited partnership ("ESL"), ESL Limited, a Bermuda corporation ("Limited"), ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), ESL Investors, LLC, a Delaware limited liability company ("Investors"), Courtesy Partners, L.P., a Delaware limited partnership ("Courtesy"), and CBL Partners, L.P., a Delaware limited partnership ("CBL"), by furnishing the information set forth below. ESL, Limited, Institutional, Investors, Courtesy and CBL are collectively defined in this Amendment as the "Filing Persons." Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Securities and Exchange Commission.

ITEM 4.    PURPOSE OF TRANSACTION.

           Item 4 is hereby amended and restated in its entirety as follows:

         ESL, Limited, Institutional, Investors, CBL and Courtesy (the "Filing Persons") acquired their Shares in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Issuer. The Filing Persons currently have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through
(j) of Item 4 of Schedule 13D.

         The Filing Persons have had discussions from time-to-time with the Issuer's management and certain of its directors regarding the Issuer's operating performance and various means of enhancing stockholder value over time. The Filing Persons anticipate that they may in the future continue to make suggestions and potentially have discussions and other communications with the Issuer's management, members of its Board of Directors and possibly other stockholders regarding the foregoing and other matters in order to enhance the value of the investment in the Issuer's Shares. The Issuer has begun providing certain non-public, confidential and/or proprietary information relating to the Company and its subsidiaries to the Filing Persons, and the Filing Persons have entered into an agreement with the Company to maintain the confidentiality of any such information that is provided.

         Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Shares, changes to the composition of the Board of Directors of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the Filing Persons may also acquire additional shares, or sell all or part of their Shares, in open market or privately negotiated transactions. Any open market or privately negotiated purchases or sales may be made at any time without prior notice.

         Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Filing Persons may formulate other purposes, plans or proposals regarding the Issuer or the Shares, including subsequently suggesting individuals that the Issuer might consider adding to its Board. The foregoing is subject to change at any time, and there can be no assurance that any of the Filing Persons will take any of the actions set forth above.

         On September 21, 2001, ESL notified the Company and federal antitrust authorities that it had a present good faith intention to acquire more than $100 million of the Shares and might, depending on market conditions, acquire more of such Shares. These notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "Act"), designated the $100 million acquisition threshold, which had the effect of permitting ESL, following the applicable waiting period, to acquire up to $500 million of the outstanding Shares without further notification under such Act. ESL was granted early termination of the waiting period by the federal antitrust authorities on October 10, 2001.

CUSIP No.  05329W102                                               Page 9 of 11
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ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) is hereby amended and restated in its entirety as follows:

                  (a) Pursuant to that certain Joint Filing Agreement, entered into by and among ESL, Limited, Institutional, Investors, CBL and Courtesy dated as of October 30, 2001 (incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by the Filing Persons on October 30, 2001), each of ESL, Limited, Institutional, Investors and Courtesy may be deemed to beneficially own 76,738,300 Shares (which is approximately 23.61% of the Shares outstanding on October 26, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

         Item 5(c) is hereby amended and restated in its entirety as follows:

         (c) There have been no transactions in the Shares by the Filing Persons since the most recent filing of Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended and restated in its entirety as follows:

         Exhibit 1. Joint Filing Agreement, dated as of October 30, 2001, entered into by and among ESL, Limited, Institutional, Investors, CBL and Courtesy (incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by the Filing Persons on October 30, 2001).

CUSIP No.  05329W102                                               Page 10 of 11
--------------------------------------------------------------------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 19, 2001

                                        ESL PARTNERS, L.P.

                                        By:  RBS Partners, L.P., its general
                                               partner
                                        By:  ESL Investments, Inc., its general
                                               partner

                                             By:      /s/ Edward S. Lampert
                                                 -------------------------------
                                                      Edward S. Lampert
                                                      Chairman


                                        ESL LIMITED

                                        By:  ESL Investment Management, LLC, its
                                               investment manager

                                             By:      /s/ Edward S. Lampert
                                                 ------------------------------
                                                      Edward S. Lampert
                                                      Managing Member


                                        ESL INSTITUTIONAL PARTNERS, L.P.

                                        By:  RBS Investment Management, LLC, its
                                             general partner

                                             By:      /s/ Edward S. Lampert
                                                 ------------------------------
                                                      Edward S. Lampert
                                                      Managing Member


                                        ESL INVESTORS, L.L.C.

                                        By:  RBS Partners, L.P., its manager
                                        By:  ESL Investments, Inc., its general
                                             partner

                                             By:      /s/ Edward S. Lampert
                                                 ------------------------------
                                                      Edward S. Lampert
                                                      Chairman

CUSIP No.  05329W102                                               Page 11 of 11
--------------------------------------------------------------------------------

                                        COURTESY PARTNERS, L.P.

                                        By:  ESL Investments, Inc., its general
                                             partner

                                             By:      /s/ Edward S. Lampert
                                                 ------------------------------
                                                      Edward S. Lampert
                                                      Chairman

                                        CBL PARTNERS, L.P.

                                        By:  ESL Investments, Inc., its general
                                             partner

                                             By:      /s/ Edward S. Lampert
                                                 ------------------------------
                                                      Edward S. Lampert
                                                      Chairman